Amendment No. 2 to
                                                            SEC File No. 70-9457


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-l

                                   DECLARATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")


                    PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                              2800 Pottsville Pike
                           Reading, Pennsylvania 19605
               (Name of company filing this statement and address
                         of principal executive office)



                                GPU, INC. ("GPU")
          (Name of top registered holding company parent of applicant)

Terrance G. Howson,                              Douglas E. Davidson, Esq.
Vice President and Treasurer                     Berlack, Israels & Liberman LLP
Mary A. Nalewako, Secretary                      120 West 45th Street
Michael J. Connolly,                             New York, New York 10036
Assistant General Counsel
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962

Scott L. Guibord, Secretary                      Robert C. Gerlach, Esq.
Pennsylvania Electric Company                    Ballard Spahr Andrews &
2800 Pottsville Pike                             Ingersoll, LLP
Reading, Pennsylvania  19605                     1735 Market Street - 51st Floor
                                                 Philadelphia, Pennsylvania
                                                 19103-7599



                   (Names and addresses of agents for service)

                  Penelec hereby amends its Declaration on Form U-1, docketed in SEC File No. 70-9457 as follows:

                  1. By amending paragraph A of Item 1 to read in its entirety as follows:

         Penelec owns and herein requests authority to sell a 20% undivided interest in the Seneca Pumped Storage Generating Station ("Seneca"), a 435 MW pumped storage hydroelectric generating facility located near Warren, Pennsylvania to the Cleveland Electric Illuminating Company ("CEI"). CEI, which owns the remaining 80% interest, is a public utility company providing retail electric service in northeastern Ohio and is a subsidiary of FirstEnergy Corp. ("FirstEnergy"), an exempt holding company under the Act. HCAR No. 35-26772 (Nov. 5, 1997). Penelec is also the operator of Seneca. The Federal Energy Regulatory Commission ("FERC") has issued a license for Seneca (Project No.
         2280) under Part I of the Federal Power Act ("FPA").

                  2. By adding the following sentences to the end of paragraph B of Item 1:

         The purchase price was determined through a competitive auction process and therefore represents the fair market value for the Seneca Interest. Penelec will use the net proceeds from the sale to reduce capitalization, to fund previously incurred liabilities in accordance with the restructuring order issued by the Pennsylvania Public Utility Commission and to reduce short term.

                                    SIGNATURE
                                    ---------


                  PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                          PENNSYLVANIA ELECTRIC COMPANY




                                          By:      /s/ T. G. Howson
                                                   T. G. Howson
                                                   Vice President and Treasurer

Date:        March 29, 1999